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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CEA Atlantic Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. Kennedy Blvd., Suite 3300
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad A. Gordon (813) 226-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C. - KRMT Tampa Bay Division
(Name – *if individual, state last, first, middle name*)

13577 (Address) Feather Sound Dr., Suite 400 Clearwater (City), FL (State) 33762 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Brad A. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CEA Atlantic Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GWENDOLYN D. FINN
MY COMMISSION # EE144050
EXPIRES: NOV 06, 2015
Bonded through 1st State Insurance

Signature

Chief Financial Officer

Title

Gwendolyn D. Finn

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- ☑ (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~ Member's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CEA Atlantic Advisors, LLC

Financial Statements and
Supplementary Information
December 31, 2012

CEA Atlantic Advisors, LLC

Table of Contents



Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm

To the Member of
CEA Atlantic Advisors, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CEA Atlantic Advisors, LLC (the Company) as of December 31, 2012, and the related statements of income, member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CEA Atlantic Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

February 26, 2013
Clearwater, Florida

CEA Atlantic Advisors, LLC

Statement of Financial Condition

		December 31, 2012
Assets		
Cash and cash equivalents	$	327,767
Deposit		394
Total assets	$	328,161
Liabilities		
Accounts payable and accrued expenses	$	10,000
Member's Equity		
Member's capital, a membership unit issued & outstanding		1,000
Retained member's earnings		317,161
Total member's equity		318,161
Total liabilities and member's equity	$	328,161

The accompanying notes are an integral part of these financial statements.

CEA Atlantic Advisors, LLC

Statement of Income

	For the year ended December 31, 2012
Revenues	
Interest	$ 286
Investment banking	676,055
Total revenues	676,341
Operating Expenses	
Commissions	212,544
Travel, entertainment and conventions	1,470
Rent, office and occupancy	108,000
Other administrative and operating expenses	12,211
Professional fees	11,583
Total operating expenses	345,808
Net Income	$ 330,533

The accompanying notes are an integral part of these financial statements.

CEA Atlantic Advisors, LLC

Statement of Member's Equity

	For the year ended December 31, 2012
Balance, December 31, 2011	$ 387,628
Net income	330,533
Distribution to member	(400,000)
Balance, December 31, 2012	$ 318,161

The accompanying notes are an integral part of these financial statements.

CEA Atlantic Advisors, LLC

Statement of Cash Flows

	For the year ended December 31, 2012
Cash Flows from Operating Activities	
Net income	$ 330,533
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in deposits	(196)
Total adjustments	(196)
Net cash provided by operating activities	330,337
Cash Flows from Financing Activities	
Distribution to member	(400,000)
Net cash used in financing activities	(400,000)
Net decrease in cash and cash equivalents	(69,663)
Cash and cash equivalents at beginning of the period	397,430
Cash and cash equivalents at end of the period	$ 327,767

The accompanying notes are an integral part of these financial statements.

1. Nature of Business:

CEA Atlantic Advisors, LLC (the "Company") is a limited liability company organized on September 3, 2002 pursuant to the Delaware Limited Liability Company Law, whose sole member is CEA Group, LLC ("CEA"). The Company is ultimately owned and controlled by the J. Patrick Michaels, Jr. Family Trust (the "Trust") of which J. Patrick Michaels, Jr. is the sole trustee and has beneficial ownership interest. The Company provides investment banking and consulting services.

During September 2003, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). During 2007, the "NASD" merged with the member regulation, enforcement and arbitration functions of the New York Stock Exchange creating the Financial Industry Regulation Authority ("FINRA").

During 2008, the Company changed its name from CEA Media Group, LLC to CEA Atlantic Advisors, LLC.

2. Summary of Significant Accounting Policies:

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash balances in insured financial institutions. Cash account balances may exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

Revenue Recognition

Investment banking revenues are recognized at the time the related transactions are completed. Any warrants received in connection with investment banking transactions are recorded at estimated fair value. Consulting revenues are recognized as the services are provided.

Income Taxes

The Company is a limited liability corporation with a single member. Under U.S. Federal tax law, the Company is accounted for as a division of its member and does not file a separate tax return. Furthermore, the Company's single member is treated as a partnership under U.S. Federal tax law. Because partnerships are not subject to income taxes under U.S. Federal tax law, the Company (as a division of its single member) likewise is not subject to income taxes. Accordingly, the accompanying financial statements include no provision for income tax.

The Company has adopted Accounting Standards Codification (ASC) Topic 740, "Income Taxes". A component of this standard prescribes a recognition and measurement threshold for uncertain tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no impact on the Company's financial position or results of operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with uncertain tax position as a component of income tax expense, and none were recognized as there was no impact on the Company's financial position as a result of the application of this standard. The tax returns for the Company's single member are open to examination by taking authorities for the tax year ended 2009, and all subsequent years.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying value, which approximate their fair values.

3. Regulatory Requirements:

The Company is subject to SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2012, the Company had net capital, as defined, of $317,767, which was $312,767 in excess of its required net capital of $5,000. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital, as defined, was 0.03 to 1.

4. Related Party Transactions:

The Company paid $9,000 per month to an affiliate entity under common ownership for administrative services, which is reflected as rent, office and occupancy in the accompanying statement of income. For the year ended December 31, 2012, $108,000 was paid to this affiliate for such administrative services.

5. Concentration of Customers:

For the year ended December 31, 2012, the company's three largest customers, collectively, contributed approximately 70% of total revenue.

6. Subsequent Events:

The company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 26, 2013, the date which financial statements were issued.

CEA Atlantic Advisors, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	Per Audited Financial Statements
Computation of net capital:	
Member's equity	$ 318,161
Less nonallowable assets:	
Deposit	394
Net capital	$ 317,767
Computation of aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 10,000
Computation of basic net capital requirements:	
Minimum net capital required – 6 2/3% of aggregate indebtedness	$ 667
Minimum net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Net capital in excess of requirement	312,767
Net capital	$ 317,767
Ratio of aggregate indebtedness to net capital	.03

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 dated January 25, 2013 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

See accompanying report of independent registered public accounting firm and notes to financial statements.

CEA Atlantic Advisors, LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm and notes to financial statements.



Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member of
CEA Atlantic Advisors, LLC:

In planning and performing our audit of the financial statements of CEA Atlantic Advisors, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 26, 2013
Clearwater, Florida



Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
CEA Atlantic Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CEA Atlantic Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., and SIPC (collectively, the "specified parties"), solely to assist you and the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for CEA Atlantic Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including check copies and bank records, noting no differences; and

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences; and

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger revenue account balance relating to interest on a money market account, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 26, 2013
Clearwater, Florida

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065962 FINRA DEC
CEA ATLANTIC ADVISORS LLC 15*15
101 E KENNEDY BLVD STE 3300
TAMPA FL 33602-5151

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brad Gordon (813)226-8844

2. A. General Assessment (item 2e from page 2) $ 1,690
   B. Less payment made with SIPC-6 filed (exclude interest) (254.67)
   07-31-12
   Date Paid
   C. Less prior overpayment applied (35)
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,400.33
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,400.33
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CEA Atlantic Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of January, 2013.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 676,341
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest on Money Market Account (Deductions in excess of $100,000 require documentation)	<286>
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	<286>
2d. SIPC Net Operating Revenues	$ 676,055
2e. General Assessment @ .0025	$ 1,690 (to page 1, line 2.A.)

See accompanying report of independent registered public accounting firm.